Skadden, Arps, Slate, Meagher & Flom llp 525 University Avenue Palo Alto, California 94301 ________ TEL: (650) 470-4500 FAX: (650) 470-4570 www.skadden.com May 9, 2016

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Ms. Pam A. Long
Assistant Director

Office of Manufacturing and Construction
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	WL Ross Holding Corp.
Revised Preliminary Schedule 14A
(the “April 29 Proxy Statement”)
Filed April 29, 2016
File No. 001-36477

Dear Ms. Long:

Set forth below are the responses of WL Ross Holding Corp. (the “Company,” “we” or “us”) to the comments of the staff (“Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission received by letter, dated May 6, 2016, concerning the April 29 Proxy Statement and the merger transactions contemplated therein. For your convenience, each response of ours immediately follows the text of the corresponding comment of the Staff. The Staff’s comments have been indicated in bold italics. In addition to the responses below, we have filed today a revised version of the April 29 Proxy Statement (the “Revised Proxy Statement”) to address the Staff’s comments and update certain additional information. For the convenience of the Staff, we are delivering paper copies of this letter and copies of the Revised Proxy Statement marked to show changes from the April 29 Proxy Statement. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Revised Proxy Statement, unless otherwise noted.

Ms. Pam Long

May 9, 2016

Unaudited Pro Forma Condensed Combined Financial Information, page 75

Note 3- Preliminary Allocation of Purchase Consideration , page 81

1.	We have read your response to prior comment 6. We note a cost approach was utilized in determining the fair value of Nexeo’s property, plant, and equipment. Please further expand this disclosure to discuss the material assumptions used in the application of this approach.

We have complied and added additional disclosure to explain the material assumptions used in the application of a cost approach in determining the fair value of Nexeo’s property, plant, and equipment on page 87.

In response to the Staff’s comment, we have also added conforming revisions on page 91.

Note 4- Pro Forma Adjustments, page 82

Balance Sheet Adjustments, page 84

2.	We note your response to prior comment 11. Please tell us why the pro forma adjustment to non-current deferred tax liabilities increased from $32.8 million, in the 14A filed March 31, 2016, to $70.2 million, in the 14A filed April 29, 2016, resulting in a reduction of total pro forma deferred tax liabilities of $37.4 million.

In response to the Staff’s comment, please note that a pro forma adjustment was recorded to correct both non-current deferred tax assets and non-current deferred tax liabilities in the Schedule 14A filed April 29, 2016. The pro forma adjustment nets a $37.4 million non-current deferred tax asset associated with the contingent consideration liability recorded pursuant to the Tax Receivable Agreement (as defined in the Revised Proxy Statement) that was previously presented on a gross basis in the non-current asset section of the balance sheet, with the non-current deferred tax liabilities, as both arise in the same jurisdiction.

***

Ms. Pam Long

May 9, 2016

Please contact the undersigned at (650) 470-4522 should you require further information.

Very truly yours,

/s/ Thomas J. Ivey

Thomas J. Ivey, Esq

cc:	Securities and Exchange Commission

Leland Benson

Kate McHale

Craig E. Slivka

Tracie Mariner

Terrence O’Brien

cc:	WL Ross Holding Corp.

Wilbur L. Ross

Benjamin Gruder

Nadim Qureshi

Tony Reina